FORM 6K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                     AMENDED

                         For the month of September 2002


                          ARCHANGEL DIAMOND CORPORATION
                          -----------------------------
                               (Registrant's Name)


                      Suite 205, 10920 West Alameda Avenue
                               Lakewood, CO 80226
                                       USA
                     ---------------------------------------
                    (Address of principal executive offices)

                          Commission File No.: 0-25816
                          ----------------------------

--------------------------------------------------------------------------------
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                    Form 20-F  [X]       Form 40-F  [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                    Yes  [ ]       No   [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

The following document, which was made public, filed with the British Columbia, Alberta, Manitoba and Ontario Securities Commissions and the TSX Venture Exchange is furnished herewith and attached hereto:


     - Press Release dated September 17, 2002, announcing six-month financial results for the period ended June 30, 2002, updating the status of the lawsuit in the United States with respect to the ongoing Verkhotina Licence Dispute with LUKoil and Arkhangelskgeoldobycha (AGD), results of the Annual General Meeting held June 20, 2002 election of directors, appointment of officers and the reclassification by the TSX Venture Exchange from a Tier 1 issuer to a Tier 2 issuer.



The following document was filed with the British Columbia, Alberta, Manitoba and Ontario Securities Commissions and the TSX Venture Exchange is furnished herewith and attached hereto:

     -    Material Change Report - Form 53-901F dated September 18, 2002

FORM 6K
ARCHANGEL DIAMOND CORPORATION
Page 2




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               ARCHANGEL DIAMOND CORPORATION
                                                         (Registrant)

                                               /s/ Gerald E. Davis

Dated:     September 30, 2002              By  Gerald E. Davis
                                               ---------------------------------
                                               Corporate Secretary

                                  FORM 53-901F

                        SECURITIES ACT (BRITISH COLUMBIA)

                MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE
             SECURITIES ACT AND SECTION 151 OF THE SECURITIES RULES
             ------------------------------------------------------

1.            Reporting Issuer

              Archangel Diamond Corporation
              Suite 205, 10920 W. Alameda Avenue
              Lakewood, Colorado 80226

              (the "Corporation")

2.            Date of Material Change

              June 20, 2002

3.            Press Release

              Date of Issuance: September 17, 2002

              Place of Issuance:        Denver, CO

              Distributed through:      CCN-Matthews and the
                                        TSX Venture Exchange

4.            Summary of Material Change

              Change in Directors and Officers and reclassification by TSX Venture Exchange from Tier 1 to a Tier 2 company.

5.            Full Description of Material Change

              At the Annual General Meeting of Shareholders held on June 20, 2002, the following directors were elected:

                       Timothy J. Haddon
                       Clive Hartz
                       L. Lamont Gordon
                       Gary E. Davis
                       Richard Wake-Walker

              Two former directors, Robert Shirriff, Q.C., and Alasdair Pein, did not stand for re-election. Other than Mr. Davis, the rest of the Board of Directors elected were incumbents.

              The following persons were appointed as Officers effective June 20, 2002:

              Timothy J. Haddon  President and Chief Executive Officer
              Gary E. Davis      Chief Financial Officer and Corporate Secretary

              On August 22, 2002, the TSX Venture Exchange TSX Venture Exchange notified the Corporation that it had been reclassified to a Tier 2 designation from a Tier 1 mainly due to the Corporation's 2001 year end write down of the capitalized deferred mineral property and exploration costs of the Corporation's Verkhotina project.

              (Also see attached News Release.)

6.            Reliance on Section 85(2) of the Act

              Not Applicable

7.            Omitted Information

              Nil.

8.            Senior Officer

              Contact: Gary E. Davis
                       Chief Financial Officer and Corporate Secretary

                       Telephone:       1-303-292-1299
                       Facsimile:       1-303-297-0538

9.            Statement of Senior Officer

              The foregoing accurately discloses the material change referred to herein.


DATED at Denver, Colorado, this 18th day of September, 2002

ARCHANGEL DIAMOND CORPORATION


/s/ Gary E. Davis

Gary E. Davis, Chief Financial Officer

ARCHANGEL                                        NEWS RELEASE
Diamond Corporation                              02-3
10920 W. Alameda Ave, Suite 205                  TSX Venture Exchange
Lakewood, Colorado 80226                         Symbol:  AAD
Tel:     303-292-1299                            42.2 million shares outstanding
Fax:     303-297-0538                            September 17, 2002

--------------------------------------------------------------------------------
 ARCHANGEL ANNOUNCES FINANCIAL RESULTS FOR THE 2ND QUARTER AND CORPORATE UPDATE
--------------------------------------------------------------------------------

Denver, Colorado - Archangel Diamond Corporation (the "Corporation") announced today the financial results for the six months ended June 30, 2002. The Corporation reports current assets of $687,262, current liabilities of $320,481 and no long-term debt. Current assets consist primarily of cash while current liabilities consist mostly of legal costs incurred for the arbitration and legal proceedings relating to the Verkhotina license dispute. For the six-month period, the Corporation had a loss of $856,087 or $0.02 per share, versus a net loss of $1,404,493 or $0.03 per share for the same period ended June 30, 2001.

In August 2001, Lukoil and AGD filed in the Russian courts numerous lawsuits against the Company seeking to have key agreements pertaining to the development of the Verkhotina property declared invalid. As the result of these actions, in November 2001 the Corporation filed a lawsuit in Denver District Court, State of Colorado, against Lukoil and AGD seeking to recover in excess of US$1 billion in damages for harm caused by a scheme of fraud, breach of contract, civil conspiracy and related claims. To date, various motions have been filed by both sides, the most important of which is Lukoil/AGD's motion to dismiss the case. The Corporation has responded and awaits a court order in regards to the motion.

Timothy Haddon, President and CEO of the Corporation, stated, "we view the litigation in Colorado as crucial to our being able to realize shareholder value in the Corporation. Thus we eagerly await a decision from the Denver District Court."

At the Annual General Meeting of Shareholders of the Corporation ("AGM") held June 20, 2002, the number of directors was set at five, with Timothy J. Haddon, Clive Hartz, L. Lamont Gordon, Gary E. Davis and Richard Wake-Walker elected for the ensuing year and KPMG LLP, Chartered Accountants, were reappointed as auditors for the Corporation. Former directors, Robert Shirriff, Q.C., and Alasdair Pein, did not stand for re-election. Following the AGM, the new Board appointed Tim Haddon as President and CEO and Gary Davis as CFO and Corporate Secretary.

In August 2002, the TSX Venture Exchange notified the Corporation that it had been reclassified to a Tier 2 designation from a Tier 1, mainly due to the Corporation's 2001 year end write down of the capitalized deferred mineral property and exploration costs of the Verkhotina project. This write down in the carrying value of the property was necessitated as the result of a new Canadian accounting guideline which became effective for the Corporation as of December 31, 2001, combined with the disputes concerning the Verkhotina mineral property and the Company's extended delay in exploration activity.

Archangel Diamond Corporation is an international diamond exploration company that holds the right to earn a 40% interest in all profits from the mining of diamonds from the 400 square kilometer Verkhotina Area in the Oblast of Arkhangel'sk in northwestern Russia. The Corporation also currently owns a 40% interest in Almazny Bereg ("AB"), a Russian international open joint stock company involved in the exploration of the Verkhotina Area.

De Beers Consolidated Mines Ltd. stated in a technical assessment study based on all exploration work completed through November 3, 1999, that the Grib Pipe has an estimated resource of approximately 98 million tonnes of kimberlite to a depth of 500 meters, containing some 67 million carats of recoverable +1 mm diamonds at an average mining grade of 69 carats per hundred tonnes and an average life-of-mine revenue value of US$79 per carat. The Grib Pipe was discovered in the spring of 1996 as part of the joint exploration program of the Corporation and AGD.

For further information please contact the Corporation at 303-292-1299, fax 303-297-0538, or by e-mail at archangeldiamond@worldnet.att.net or visit the Corporation's web site at www.archangeldiamond.com.

                   On behalf of Archangel Diamond Corporation

                               "Timothy J. Haddon"
                                CEO and President



 The TSX Venture Exchange has neither approved nor disapproved the contents of this news release.